[Letterhead of Prosperity Bancshares, Inc.]

May 18, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Prosperity Bancshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 2, 2009

File No. 000-25051

Ladies and Gentlemen:

The purpose of this letter is to provide the response of Prosperity Bancshares, Inc. (the “Company”) to your letter dated April 10, 2009 to David Zalman, Chief Executive Officer of the Company, setting forth the comments of the Division of Corporate Finance (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. For your convenience, we have repeated the Staff’s comments and used the section headings and numbering used by the Staff in its letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 64

Executive Compensation and Other Matters, page 14 of the Definitive Proxy Statement on Schedule 14A

1.	You state that the Compensation Committee monitors the base salary levels and various incentives of the named executive officers of the Company to ensure that overall compensation remains competitive within the peer group. Please tell us whether you benchmark the compensation of your named executive officers to a certain percentage or range of compensation within your peer group.

The Company does not benchmark the compensation of its named executive officers to a certain percentage or range of compensation within its peer group. Instead, as noted on page 15 of the Company’s proxy statement for its 2009 annual meeting of shareholders (the “2009

United States Securities and Exchange Commission

May 18, 2009

Proxy Statement”), the Compensation Committee of the Company’s Board of Directors reviews the compensation of the Chairman of the Board and Chief Executive Officer and the other named executive officers relative to the compensation paid to similarly situated executives at companies that the Company considers to be peer companies. The list of peer companies is disclosed in the 2009 Proxy Statement. The Compensation Committee uses this information as a point of reference for measurement, but not as the determinative factor in setting the compensation of the Company’s named executive officers. The Company does not use compensation data of its peer group to “target” a specific peer group compensation level for any given executive. Rather, the Compensation Committee uses its understanding of peer group compensation as a starting point for its decision-making.

Because the comparative compensation information is just one of the analytical tools that is used in setting named executive officer compensation, the Compensation Committee has discretion in determining the nature and extent of its use. Further, given the limitations associated with comparative pay information for setting individual executive compensation, including the difficulty of assessing and comparing wealth accumulation through equity gains and post employment amounts, the Compensation Committee may elect not to use the comparative compensation information at all in the course of making compensation decisions.

In response to the Staff’s comment, the Company will revise the disclosure included in its future proxy statements and any other applicable filings to enhance the discussion of the Compensation Committee’s use of competitive compensation information from its peer group in making compensation decisions with respect to the Company’s named executive officers.

2.	You have not disclosed the specific targets for the eight performance indicators, including total return, increase in earnings per share, increase in deposits, increase in assets, increase in loans, return on average equity, the efficiency ratio and increase in dividends that were used as bases for awarding cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

United States Securities and Exchange Commission

May 18, 2009

In response to the Staff’s comment and after further review of this topic, in future proxy statements and any other applicable filings, the Company will include information concerning the specific historical performance targets used to set the annual incentive bonus for the preceding fiscal year. This information will supplement the Company’s existing disclosure with respect to the non-equity incentive compensation for its named executive officers.

For example, in the proxy statement for its 2010 annual meeting of shareholders, the Company will disclose the actual performance targets used to determine the annual incentive bonus awarded to the Company’s named executive officers for the immediately preceding 2009 fiscal year. The information the Company proposes to include in its future proxy statements and any other applicable filings will provide a level of disclosure substantially similar to the information set forth below, which is presented for the 2008 fiscal year.

“For 2008, the performance goals were quantitative in nature and the Compensation Committee determined the 2008 annual incentive bonus based on achievement of those quantitative goals. In determining the amount of the annual incentive bonus, a target performance goal is established with respect to eight performance indicators. These indicators consist of total return, increase in earnings per share, increase in deposits, increase in assets, increase in loans, return on average equity, efficiency ratio and increase in dividends. A specific percentage weight of the total eligible bonus is allocated to each of these performance indicators. Additionally, a portion of the bonus may be awarded by the Compensation Committee in its sole discretion based on subjective factors.

In 2008, 20% of the total eligible bonus was allocated to each of total return and increase in earnings per share, 15% was allocated to each of return on average equity and the discretionary portion, 10% was allocated to efficiency ratio and 5% was allocated to each of the remaining performance indicators. If the Company’s performance reaches or exceeds the target goal with respect to a particular indicator, the named executive officer will receive a bonus for such indicator based on the amount by which actual performance exceeded the target goal.

United States Securities and Exchange Commission

May 18, 2009

For the 2008 fiscal year, the target goals and calculation factor for each of the eight performance indicators were as follows:

Indicator	Target	Calculation Factor
Total return	8.00%	1.5% for each 1.0% above the target
Increase in earnings per share	10.00%	1.5% for each 1.0% above the target
Increase in deposits	5.00%	1.0% for each 1.0% above the target
Increase in assets	5.00%	1.0% for each 1.0% above the target
Increase in loans	5.00%	1.0% for each 1.0% above the target
Return on average equity	12.00%	2.0% for each 1.0% above the target
Efficiency ratio	55.00%	1.0% for each 1.0% below the target
Increase in dividends	7.00%	1.0% for each 1.0% above the target

In the event the Company’s performance is less than the target goal with respect to a particular performance indicator, no incentive compensation is payable for that particular indicator. For 2008, the aggregate annual incentive bonus earned by the named executive officers averaged 36.20% of their aggregate base salaries.”

The Company respectfully requests that it not be required to amend its 2009 Proxy Statement in response to the Staff’s comments. The Company’s 2009 Proxy Statement was mailed to its shareholders on or about March 20, 2009 and the Company’s 2009 annual meeting of shareholders was held on April 21, 2009. Further, the Company has disclosed the specific information that would be included in any amendment to its 2009 Proxy Statement in this response letter, which will be publicly available. Accordingly, the Company believes that amending its 2009 Proxy Statement to include the aforementioned information would provide its shareholders and others with little, if any, benefit. As noted above, the Company proposes to supplement its disclosure in future proxy statements and any other applicable filings to address the Staff’s comments.

In connection with this response letter with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Staff’s position is that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 18, 2009

If you have any questions or need additional information regarding this letter, please contact me at (281) 269-7205.

Very truly yours,

/s/ Peter Fisher
Peter Fisher General Counsel